

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2024

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900 – 205 5th Avenue SW
Calgary, Alberta T2P 2V7

> **Re: Greenfire Resources Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 23, 2023**
> **File No. 333-275129**
> **Correspondence filed January 12, 2024**

Dear Robert Logan:

We have reviewed your correspondence and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Correspondence Filed January 12, 2024

General

1. We note your proposed executive compensation disclosure regarding bonus compensation for services during the 2023 fiscal year that have not yet been determined by the Company Board. Please revise this disclosure to provide the date that the bonus amounts are expected to be determined. Please also tell us how you will disclose this information to your stockholders.

Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Guy P. Lander, Esq., of Carter, Ledyard & Milburn LLP